Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-167807 August 8, 2011

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00:01:10	Russ Koesterich: I mean, this is a long-term phenomenon. You know, why has gold done so well, not just in the recent past but really over the last 10 to 12 years when there’s been this almost complete absence of inflation in most developed countries. So there are a couple of answers. First of all, one way to think about inflation is as an erosion of the purchasing power of the dollar. While we haven’t had typical inflation in the U.S., we have had the latter. We have seen a significant pullback in the value of the dollar versus other currencies.

00:01:39	And, traditionally, that has been a more important determinant of the performance of gold rather than the inflation that people typically measure. So one factor which has contributed to the strength in gold is that the dollar has gone down, and, mechanically, if the dollar’s gone down, gold, which is denominated in dollars, goes up. The other thing is a little bit more subtle. Actually more than inflation, one of the key drivers of gold and other commodities is the level of real interest rates. Now, real interest rates are the nominal rate minus the inflation rate or the inflation expectations.

00:02:09	And what’s distinguished not just the last few years but really the last decade is we have been in an environment where real rates have been very low from historical standards. What this means is that the opportunity cost of owning gold is low. In other words, when real rates are high, you get a return from owning paper assets like stocks and bonds. And there’s an opportunity cost to holding a commodity

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like gold which produces no income. When rates are low, that opportunity cost is very low, and this is one of the reasons commodities do very well in that type of an environment.

00:02:42	So ironically if we continue to be in an environment where the Fed keeps the short end of the curve anchored at zero and real interest rates stay low, we’re likely to see an environment that continues to be supportive of gold and other commodities despite the absence of headline inflation.

Past performance does not guarantee future results.

This material represents an assessment of the market environment at a specific time and is not intended to be a forecast of future events or a guarantee of future results. This information should not be relied upon by the reader as research or investment advice regarding any security in particular.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Gold Trust (“Trust”) is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of

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the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are created to reflect the price of the gold held by the Trust, the market price of the shares will be as unpredictable as the price of gold has historically been. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trust. BAMII is an affiliate of BlackRock, Inc. iS-5164-0811